Exhibit 99.3

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

RANDGOLD REFUTES SOKIMO’S KIBALI CLAIM

Kinshasa, DRC, 28 September 2018 – Randgold Resources today refuted reported claims by Société de Miniere de Kilo-Moto SA (SOKIMO) to the effect that the proposed Barrick/Randgold merger will introduce a new partner in the Kibali joint venture in the Democratic Republic of Congo and that it consequently intends to “assert its rights”.

The company said the proposed merger would have no effect on Kibali Goldmines SA, in which Randgold has an indirect 45% interest while SOKIMO holds 10%. The other joint venture partner is AngloGold Ashanti. There are no provisions in the joint venture agreement and the related documentation which give SOKIMO any rights resulting from the proposed merger.

Randgold also noted that it had consulted comprehensively with SOKIMO at board and executive level in the days following the announcement of the proposed merger, as well as with the Minister of Mines and other interested parties regarding the proposed transaction. The company said it would continue to engage with all parties to demonstrate that this transaction was in the interests of all stakeholders.

ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Financial Director Graham Shuttleworth +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com

In accordance with Rule 26.1 of the City Code on Takeovers and Mergers, a copy of this announcement will be available at www.randgoldresources.com by no later than 12 noon (London time) on 1 October 2018. The content of the website referred to in this announcement is not incorporated into and does not form part of this announcement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.